                                                                      Exhibit 20

                                                                    NEWS RELEASE

[LETTERHEAD OF INTERMEDIA COMMUNICATIONS APPEARS HERE]

             INTERMEDIA COMMUNICATIONS 1996 REVENUE INCREASES 168%
                               TO $103.4 MILLION
                           -------------------------
              COMPANY ANNOUNCES ACCELERATED STRATEGIC INITIATIVES

TAMPA, FL (February 24, 1997) -- Intermedia Communications Inc. (Nasdaq/NM:ICIX), a rapidly growing provider of integrated telecommunications services for business and government customers, today reported record fourth quarter revenue of $39.1 million, a 285% increase from $10.2 million for the fourth quarter of 1995. The significant increase in fourth quarter revenue brought revenue for the year ended December 31, 1996, to a record $103.4 million, an increase of 168% from 1995 revenue of $38.6 million. These results include the previously announced acquisitions of the telecommunications division of EMI Communications, Inc. (EMI), completed on June 28, 1998, the assets of Universal Telecom Technologies (UTT), and the data transport business of NetSolve, Incorporated (NetSolve), both of which were completed in December 1996. Excluding these acquisitions, the Company posted internally generated revenue growth of 91% for 1996 compared with 1995.

     The Company also announced plans for additional expansion of sales and operations within its service territory, and the accelerated deployment of local and long distance switches to a total of 35 switches in service by the end of 1999. This expansion will increase the size of Intermedia's 1997 addressable market from $13.4 billion to $34.3 billion.

     EBITDA (earnings before interest, taxes, depreciation and amortization), was in line with expectations at $(5.7) million for the fourth quarter compared with $(0.6) million for the fourth quarter of 1995, and $(14.3) million for the year compared with $.6 million for 1995.

     "The Company's performance in this last quarter and over the past year reflects our continued ability to deliver high quality services to our customers and to demonstrate rapid, yet responsible growth with sector-leading productivity from our employees and network," said David C. Ruberg, Intermedia's Chairman, Chief Executive Officer and President. "This has been a year of strong growth in all service categories and a milestone year, with our inauguration of local exchange services. During the year we invested $125 million in deployment of switches and

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

ICIX Reports 1996, Fourth Quarter Results
Page 2
February 24, 1997

network, as well as expansion of our product portfolio. We are particularly pleased that with the record growth of our business and the significant investment that has been made, we continued to post improvements in key productivity measures, including return on invested capital and revenue per employee."

FOURTH QUARTER HIGHLIGHTS

     Transport and enhanced data services revenue increased 425% in the fourth quarter to $27.5 million compared with $5.2 million for the same quarter last year. Switched services generated revenue of $9.9 million, a 109% increase from the year-earlier period, with local exchange service now contributing to this revenue. Integration services generated revenue of $1.7 million compared with $173,000 for the fourth quarter of 1995. Intermedia increased its base of customers to more than 14,0000, an increase over the previous quarter of 13% and by 41% over the fourth quarter of 1995. Overall, revenue grew by 15% sequentially over the third quarter of 1996 despite the usual seasonal downturn in long distance usage. The internally generated sequential revenue growth was 12% over the third quarter of 1996.

     During the fourth quarter Intermedia initiated local exchange service through its switch in Jacksonville, Florida, bringing to four the number of local/long distance switches brought on line in 1996. The enhanced data network was expanded during the quarter by 32 switches and 1,315 new frame relay nodes (customer locations). Intermedia once again exerted its leadership in frame relay network service with its unique service quality guarantee and competitive pricing strategy. Intermedia is the fifth largest U.S. frame relay carrier, though its direct sales territory includes only the Eastern U.S.

     Fourth quarter regulatory approvals included CLEC certificates for Kentucky, Maryland, South Carolina, New York, Illinois, and the District of Columbia. Interconnection co-carrier agreements were signed during the quarter with NYNEX for New York and Massachusetts, and Southwestern Bell for its entire five-state region.

     Intermedia's employee base grew during the quarter to 874, a growth of 21% over the previous quarter, and 205% over the same period in 1995. In particular, the Company bolstered its sales force in the fourth quarter, bringing to nearly 200 the number of direct commissioned sales people on staff. "Fourth quarter annualized revenue was approximately $156 million," said Ruberg. "We have always emphasized building our direct end user sales force and arming them with a full suite of services to sell, including local, long distance and data services. We believe this is the key to Intermedia's success in driving what we call `productive growth.' During the quarter our revenue per employee exceeded $190,000, and our fourth quarter annualized revenue per dollar of gross property, plant and equipment was $.65."

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ICIX Reports 1996, Fourth Quarter Results
Page 3
February 24, 1997



        The acquisitions of the assets of UTT and the transport business of NetSolve added 1,600 new, targeted customers, network facilities and with UTT, rapid entry into the St. Louis market.

1996 - YEAR IN REVIEW

        "Our top priorities in 1996 were to establish the geographic footprint into which we would grow and to initiate local exchange service." Ruberg said, "We set out in 1996 to offer integrated local and long distance services, to focus on acquiring new customer relationships by leveraging all our service categories and to strengthen existing relationships by offering high-value additional services. We were committed to continue our leadership in the frame relay data networking market by introducing innovative features, and by extending the network to key international locations."

Intermedia's accomplishments during 1996, and the first two months of 1997, includes the following:

 .    Interconnection Agreements - Agreements with BellSouth, GTE, NYNEX,
     Southwestern Bell and Sprint.

 .    CLEC Certification - Intermedia has received CLEC certification 13 states and the District of Columbia; applications are pending in an additional 26 states.

 .    Local exchange services - Five DMS500 local/long distance switches are in service.

 .    As of December 31, 1996, Intermedia initiated local exchange service on approximately 7,000 access the equivalents. Additional installations in early 1997 are accelerating.

 .    Expansion of frame relay internationally and domestically - Southern New
     England Telephone (SNET) to resell Intermedia's service throughout service territory. Intermedia established international operating agreements for Columbia, Chile, Costa Rica, Panama and Puerto Rico.

 .    Key acquisitions - Intermedia acquired the telecommunications division of
     EMI Communications, Inc; the data transport business of NetSolve, and the assets of UTT.

EXPANDED AND ACCELERATED PLAN

     "In 1996, we set the stage for the opportunity that we are announcing today," said Ruberg. "With our EMI acquisition, we created a footprint that covers a major portion of the U.S. telecom market -- that being the eastern half of the country. With our end user sales force deployment now in 23 cities, 10 of these added in 1996, we began addressing a larger part of that market.
During 1996 we substantially increased the capacity of our intercity backbone network. This added


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

ICIX Reports 1996, Fourth Quarter Results
Page 4
February 24, 1997

capacity is now available to support significant new voice and data traffic, with minimal additional cost. With this infrastructure now in place and with the passage of the Telecom Act of 1996 and pro-competitive implementations of the Act by most states, Intermedia is uniquely positioned to capture market share in the newly competitive local exchange market. We are therefore announcing the expansion that commenced with the events of 1996 just described, prompting an acceleration of our full-service entry into a larger number of the markets that make up our service territory. This will significantly enlarge the total market opportunity we will address in the years ahead."

        Intermedia plans to deploy a total of 35 local/long distance switches in markets throughout the Eastern U.S. by the end of 1999 with a total of 15 being deployed by year-end 1997. The Company had previously announced plans to deploy 22 such switches by 2000. A concurrent expansion and acceleration in the deployment of enhanced data switches is planned; Intermedia expects to have 150 enhanced data switches in operation in approximately 110 cities by year-end 1998. Further, the Company plans to open sales offices in six additional cities by the end of 1997, for a total of 29 sales offices.

        To support this expanded, accelerated plan, the Company intends to raise approximately $150 million through the private Issuance of Redeemable Exchangeable PIK Preferred Stock.

        Statements contained in this news release regarding expected revenues and other planned events are forward-looking statements, subject to uncertainties and risks, including, but not limited to, the availability of financing at satisfactory terms, the demand for Intermedia's products and services, and the ability of the Company to successfully implement its expanded and accelerated capital deployment plan, each of which may be impacted, among other things, by economic, competitive or regulatory conditions.

        Headquartered in Tampa, Intermedia Communications is a rapidly growing provider of integrated telecommunications solutions for business, government and the telecommunications industry. Intermedia is known for its ability to package integrated telecommunications solutions to meet each customer's specific requirements. The Company provides voice, data and video services, local and long-distance voice services; advanced access services in selected cities throughout the eastern U.S.; and enhanced data services, including frame relay and Internet access, to business and government customer locations in over 2,200 cities nationwide and internationally - offering seamless, end-to-end service virtually anywhere in the world. Intermedia can be found on the World Wide Web at http://www.icix.net.

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

ICIX Reports 1996, Fourth Quarter Results
Page 5
February 24, 1997


                         INTERMEDIA COMMUNICATIONS INC.
                             Financial Highlights


                                              Three Months Ended          Twelve Months Ended
                                                  December 31,                December 31,
                                             --------------------         ---------------------
                                              1996          1995           1996           1995
                                             ------        ------         ------         ------
Revenue:
   Transport and enhanced data           $27,479,263    $ 5,238,563    $ 66,741,879    $ 18,124,175
   Switched                                9,885,905      4,740,523      31,592,575      18,894,544
   Systems integration                     1,698,592        172,787       5,062,433       1,611,755
                                        ------------    -----------    ------------    ------------
   Total Revenue                          39,063,760     10,151,873     103,396,887      38,630,574

Expense:
   Facilities administration,
    maintenance and line cost             32,060,484      5,745,012      81,105,107      22,989,195
   Selling general and
    administrative                        12,725,892      5,056,328      36,609,846      14,992,458
   Depreciation and amortization           7,767,146      2,980,315      19,835,686      10,195,871
                                        ------------    -----------    ------------    ------------
     Total operating expenses             52,553,522     13,781,655     137,550,639      48,177,524
                                        ------------    -----------    ------------
Income (loss) from operations            (13,489,762)    (3,629,782)    (34,153,752)     (9,546,950)
   Interest expense                      (11,034,513)    (5,724,687)    (35,213,179)    (15,358,684)
   Other income                            2,967,147      1,612,880      12,168,220       4,156,992
                                        ------------    -----------    ------------    ------------

Net loss                                $(21,557,128)   $(7,741,589)   $(57,198,711)   $(20,748,642)
                                        ============    ===========    ============    ============

Net loss per share                      $      (1.33)   $     (0.75)   $      (4.08)   $      (2.07)
                                        ============    ===========    ============    ============

Weighted average shares
   outstanding                            16,257,759     10,358,019      11,017,597      10,035,774

EBITDA*                                 $ (5,722,616)   $  (649,467)   $(14,318,066)   $    648,921


*Earnings before interest, taxes, depreciation and amortization (EBITDA) is a measure of operating cash flow.

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

ICIX Reports 1996, Fourth Quarter Results
Page 6
February 24, 1997

Statistical Data:

                                                        December 31,
                                                  -------------------------
                                                     1996          1995
                                                  -----------   -----------
Transport Services:
   Buildings connected (Direct On-Net)                    487           380
   Route miles                                            655           504
   Fiber optic miles                                   24,122        17,128
   Network cities:
     in operation                                           9             8
     under development                                      1             2

Enhanced Data Services:
   Data switches installed                                 89            30
   Frame relay cities                                   2,266           600
   Nodes in service                                     9,777         2,286
   NNI connections                                        235            47

Local and Long Distance Services:
   Voice switches in operation                              5             1
   Long distance billable minutes                  69,118,148    32,912,501
   Access line equivalents                              7,000             0

   Total assets                                  $512,940,377  $216,018,125
   Employees                                              874           287

Stock Price                                          High       Low     Close
                                                    ------    -------  -------
   Fourth Quarter                                   $35.00    $ 21.00  $ 25.75
   1996                                             $38.50    $13.875  $ 25.75

                                     -END-